April 10, 2009

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

VIA EDGAR, FAX AND FEDERAL EXPRESS

Larry Spirgel

U.S. Securities and Exchange Commission

100 F St. N.E.

Mail Stop 3720

Washington, D.C. 20549

Re:	TiVo Inc.
Form 10-K for fiscal year ended January 31, 2008
Filed April 15, 2008
File No. 000-27141

Dear Mr. Spirgel:

The Company hereby resubmits its March 31, 2009 response which responds to the comments received by facsimile on March 4, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). This April 8, 2009 letter is being submitted to revise the Company’s March 31, 2009 response with respect to the redactions portions of its response to Comment No. 2. For ease of review, the Company has set forth the numbered comments of your letters and the Company’s responses thereto.

The contents of this letter were reviewed by the members of the Company’s Compensation Committee and Audit Committee of the Board of Directors.

Form 10-K for the Fiscal Year Ended January 31, 2008

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Incentive Bonus Plan Compensation, page 14

1.	We note your response to comment one from our letter dated January 22, 2009 and are unable to agree. We note that you consider the performance measures material financial metrics for investors. Disclosure of your performance targets for these measures after the historical numbers have been disclosed seems warranted by Item 402 of Regulation S-K. Much of the insight that you argue disclosure of these targets will afford competitors seems to be important trend and management strategy

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

information that is required to be disclosed as forward looking information and analyses in management’s discussion and analysis of financial condition and results of operation. In addition, your arguments that competitors could use such information to try to extract higher margins from the company, seems to assume more variables than are provided by disclosure of the targets. Therefore, please confirm in your response letter that in future filings you will specify the performance measures the Compensation Committee established for determining incentive compensation for each named executive officer. Also, disclose the performance targets and threshold levels that must be reached for payment to each executive. Refer to Item 402(b)(2)(v) of Regulation S-K.

Response: In response to the Staff’s comment #1, the Company respectfully submits that it will disclose in future filings the numerical performance targets for the corporate level bonus goals that the Compensation Committee sets for each named executive officer. Furthermore, the Company respectfully submits that it will disclose the actual performance and threshold payment levels for such corporate level bonus goals, which for fiscal year 2009 include service and technology revenues, Adjusted EBITDA objectives, and annual internal subscription figures similar to fiscal year 2008.

The Company notes that in connection with the Compensation Committee’s setting of incentive compensation targets for fiscal year 2010 and potentially future fiscal years, the Compensation Committee has revised its historical bonus program in certain respects. The Compensation Committee desires to have a portion of the named executive officers’ bonuses be based on the Compensation Committee’s discretionary review of overall Company performance during the preceding fiscal year, which may take into account changes in business plan or strategy during the year, exceptional performance against measures that are not measures related to predetermined performance goals, as well as the Compensation Committee’s subjective assessment of relative individual contributions towards Company success during the year. The Company respectfully submits that in connection with its disclosure of fiscal year 2010 bonus determinations, it will disclose the factors it considered in setting this discretionary component of each named executive officer’s overall target bonus and how those factors resulted in the Compensation Committee’s conclusion. But the Company respectfully submits that this disclosure will omit any description of pre-determined performance targets in connection with this discretionary component, because there will not be any such pre-determined performance targets for this component of named executive officers’ bonuses.

In addition, as it has done in past fiscal years, the Compensation Committee intends that for fiscal year 2010 and potentially future fiscal years, a portion (up to 70%) of each named executive officer’s bonus will be based on attainment of numerous goals related to internal, non-Company wide performance metrics. These goals will relate instead to individual or departmental performance within the Company. Depending on each named executive officer, these individual and departmental goals may consist of consumer product goals

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

(such as achieving specific product launches and feature deployments during the prior fiscal year); consumer operations goals (which consist of achieving specific improvements in customer service metrics as well as product launches); information technology goals (which consisted of achieving specified goals related to information system improvements), service provider goals (which consist of goals related to development and deployment of software with our service provider customers); media and advertising services goals (which consist of goals related to technological improvements, enhancements, and deployment milestones and goals relating to the successful performance of departmental assignments, for example within the finance, human resources and legal departments of the Company.

The Company anticipates that the attainment of or failure to attain any such single individual or departmental goal will not be material to an understanding of the total compensation paid to the applicable named executive officer’s total compensation for the fiscal year in question. The Company typically sets a large number of individual or departmental goals for each named executive officer.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

In light of the foregoing Company respectfully agrees to disclose individual or departmental goals in future proxy statements if such goals are material to an understanding of the total compensation paid to the applicable named executive officer for the fiscal year in question, unless disclosure of such goals would result in competitive harm to the Company. If the Company omits disclosure of such goals on the ground that disclosure would result in competitive harm to the Company, the Company respectfully agrees that it will provide disclosure discussing how difficult it will be for the applicable

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

named executive officer to achieve the undisclosed performance goals. In instances where the Company believes disclosure of these individual or departmental goals are immaterial, as is the case with the individual and departmental goals as currently intended to be structured for fiscal year 2010, the Company respectfully submits that it will omit such disclosure and instead provide a general discussion of the performance categories evaluated for the applicable named executive officers.

Note 22 - Resignation of Board Member, page 87

2.	We note your response to comment 3 in which you state that you believe the services to be provided by Mr. Ramsay are non-substantive. Please tell us how you determined the value of the consideration you received in executing the transition agreement with Mr. Ramsay in light of your belief that the provisions of the transition agreement only involve non-substantive services. For example, tell us how you determined the number of shares and exercise price of the shares which were modified in conjunction with the transition agreement. Please discuss how you would evaluate the breach of this transition agreement, if Mr. Ramsay were not available and cooperative in your efforts in the material litigation against Echostar. Also, please outline in your response how you evaluated the criteria in paragraph A196 of FAS 123R, such as the magnitude of the awards’ fair value of $2.4 million, the provision limiting Mr. Ramsay’s work for competitors in your industry and your intent to enforce the noncompete provisions of the transition agreement. Please also discuss how you determined the relative fair value of each component of the transition agreement, including the noncompete and continuing service provisions.

Response: In response to the Staff’s comment #2, in order to put the following discussion into context, the Company informs the Staff that the $2.4 million charge consisted of $546,000 related to stock-based awards that were not vested as of the modification date and $1,835,000 related to extending the exercisability date of stock-based awards that were vested as of the modification date.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

As part of the transition agreement, Mr. Ramsay agreed to:

(1) be available up to ten (10) hours per week to provide advice and assistance concerning matters within his knowledge and expertise at the direction of the Board or CEO of the Company;

Under the transition agreement Mr. Ramsay is entitled to receive a monthly consulting fee of $6,250 per month, payable monthly in accordance with the Company’s standard payroll practices; and payments of applicable premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for Mr. Ramsay and those of his dependents covered immediately prior to the effective date of the transition agreement under the Company’s group healthcare plan. The Company’s position is that such payments represent fair value of the consulting services potentially received.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

(2) not compete directly with the Company’s business during the term of the agreement nor solicit any employees for new employment during the term of the agreement; and

The determination of whether a noncompete provision represents an in-substance service condition is a matter of judgment based on the facts and circumstances of the award. Statement 123R provides factors that should be considered in making a determination that a noncompete provision creates a substantive vesting condition. The FASB staff has indicated that these factors should be applied in only the limited circumstance described in Statement 123R (i.e., noncompete provisions) and should not be generalized to other situations. The factors provided in Statement 123R are:

•	Whether the provision is legally enforceable;

•	Whether the entity intends to enforce the provision and its past practice of enforcement;

•	Whether the employee’s rights to the instruments, such as the right to sell the instruments, are affected by the noncompete provision;

•	The existence or absence of an explicit service condition in the award;

•	The fair value of the award in relation to the employee’s annual compensation;

•	The severity of the provision in limiting the employee’s ability to work in the entity’s industry.

Based on the terms of the noncompete provision, one or more of the above factors may be more important than the others in making a determination of an in-substance service condition. Generally, if the noncompete provision is not legally enforceable, the entity does not have the intent to enforce the provision, or it has a past practice of not enforcing such provisions, the requisite service period would not be affected by the noncompete provision. This is in accordance with the SEC Staff Speech by Shan Benedict at the 2005 AICPA National Conference on Current SEC and PCAOB Developments which states in part “…we do not believe that the sole fact that substantive noncompete provisions are included in the terms of a share-based payment award would lead to the determination that an in-substance requisite service period must exist. Nor do we believe that such a conclusion will be a common practice.”

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

The Company’s intent of enforcement of the provision is fact and circumstances dependant however we note that the transition agreement provided for a sixty day cure period for Mr. Ramsay to remedy any alleged breach of the noncompete provision.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

Finally, we understand that the concept behind Illustration 16 in paragraphs A194—A196 of SFAS 123R is that it is unlikely that the employee will earn the right to exercise or retain an award unless that employee remains employed by the grantor during the entire noncompete period, and the award is clearly compensation for future employee services. That is, the noncompete provisions must be so restrictive that the employee is unlikely to be able to terminate and retain the award because any new employment opportunity the individual would reasonably pursue would result in forfeiture of the award. For example, if the employee could reasonably obtain employment consistent with their qualifications and expertise in an industry that is not subject to the noncompete agreement, it would be unlikely that the noncompete period would represent a substantive employee service condition.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

(3) provide on-going and reasonable cooperation to the Company in connection with current or future litigation that the Company may be involved.

The transition agreement provided for TiVo paying Mr. Ramsay $250 per hour for each hour in excess of 20 hours per week.

***

[CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)]

In conclusion, all of Mr. Ramsay’s outstanding stock-based awards were subject to the modification under the transition agreement. This consisted of 2,017,481 stock options already vested which benefitted from extended exercisability period from three months to one year and 286,719 stock options and restricted shares which benefitted from continued and accelerated vesting. The Company determined that recording the fair value of the modification ($2.4 million) as an expense over the term of the transition agreement would not be an accurate reflection of the services to be provided.

Note 22 - Resignation of Board Member, page 87

3.	We also note that as of the date of the transition agreement, Mr. Ramsay is no longer an employee of the company. Please tell us the reason you believe the guidance in EITF 96-18 is not appropriate in these circumstances. Please integrate the guidance in Issue 2 of EITF 96-18, which states that expenses would be recognized in the same manner as if you had paid cash for the goods or services, such as noncompete agreement, in your response.

Response: In response to the Staff’s comment #3, we respectfully submit that we believe that the guidance in EITF 96-18 is not applicable in this situation due to the fact that Issue 96-18 provides guidance for accounting by the issuer for certain share-based compensation arrangements granted to nonemployees for goods and services (as noted in Statement 123(R)) whereas the awards granted to Mr. Ramsay were granted to him when he was considered an employee of the Company. In August 2005, the FASB directed the FASB staff to issue the FASB Staff Position (FSP) 123(R)-1 which provides that a freestanding financial instrument issued to an employee in exchange for past or future employee services that is subject to Statement 123(R) or was subject to Statement 123(R) upon initial adoption of that Statement shall continue to be subject to the recognition and measurement provisions of Statement 123(R) throughout the life of the instrument, unless its terms are modified when the holder is no longer an employee. Modifications of that instrument shall be subject to the modification guidance in paragraph A232 of Statement 123(R). We note that the terms of awards were modified at the time Mr. Ramsay was a member of the Board of Directors and thus still considered an employee under FAS 123(R). As such, we believe

CONFIDENTIAL TREATMENT REQUESTED BY TIVO INC.

Larry Spirgel

April 10, 2009

TiVo Inc.

the guidance in Issue 2 of EITF 96-18 does not apply however we advise the Staff that the fair value of the modified stock awards was expensed within General & Administrative operating expense, in the same period and manner as if we paid Mr. Ramsay in cash

*     *     *     *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (408) 519-9119 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anna Brunelle
Anna Brunelle Vice President, Chief Financial Officer

Enclosures

cc:	Reid Hooper, United States Securities and Exchange Commission
Terry French, United States Securities and Exchange Commission
Claire DeLabar, United States Securities and Exchange Commission
Matthew Zinn, Esq., TiVo Inc.
Pavel Kovar, TiVo Inc.
Keith Benson, Esq., Latham & Watkins LLP